Exhibit 99.2

Requested by: Carlos Sava

For Client: Friedman Billings Ramsey

Disclosure Form

JupiterResearch grants Friedman Billings Ramsey permission to disclose the following information:

“Use of the Internet by consumers is widespread and growing. JupiterResearch, an independent market research firm, in a report dated March 2006, projected that the percentage of U.S. households with Internet access will increase from 69% in 2005 to 77%, or 93 million households, in 2011. Consumers searching the Internet for local businesses and services typically use two types of services: Internet yellow pages Websites and geographically targeted searches. We believe consumers will increasingly choose to use the Internet to find local merchants, retailers, and service providers, rather than using the print yellow pages.”

Source: JupiterResearch, “US Online Population Forecast, 2006 to 2011”, March 2006.

It is understood by both JupiterResearch and Friedman Billings Ramsey that the information will not be sold.

It is further understood that JupiterResearch will be credited as the source of the publication. The original date of the publication will also be credited.

Date: May 23, 2006

Tanya Powell

JupiterResearch

Director of Client Services

(614) 885-9959

www.jupiterresearch.com